SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under

Section 12(g) of the Securities Exchange Act of 1934 or

Suspension of Duty to File Reports under

Sections 13 and 15(d) of the Securities Exchange Act of 1934

0001-10622

(Commission File Number)

CATELLUS DEVELOPMENT CORPORATION

(Exact name of registrant as specified in its charter)

201 Mission Street, Second Floor

San Francisco, California 94105

(415) 974-4500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.01 per share

Preferred Share Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

☒	Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)
☐	Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)
☐	Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)
☐	Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)
		☒	Rule 15d-6

None*

(Approximate number of holders of record as of the certification or notice date)

* All of the securities described above were cancelled in connection with the merger (the “Merger”) of the Registrant with and into Catellus Operating Limited Partnership, a Delaware limited partnership (the “Operating Partnership”), pursuant to an Agreement and Plan of Merger, dated as of July 31, 2003, among the Registrant, the Operating Partnership, and Catellus SubCo, Inc. (now renamed “Catellus Development Corporation”), which Merger was consummated on December 1, 2003.

Pursuant to the requirements of the Securities Exchange Act of 1934, Catellus SubCo, Inc. (now renamed “Catellus Development Corporation”), as the successor issuer to the Registrant pursuant to the Merger, has caused the certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 1, 2003	CATELLUS DEVELOPMENT CORPORATION

	By:	/s/ C. WILLIAM HOSLER
C. William Hosler
	Title:	Senior Vice President and Chief Financial Officer